FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 8, 2003

Lucky1 Enterprises Inc.

Filer# 0-16353

#1460 – 701 West Georgia Street

Vancouver, British Columbia

Canada V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Schedule “A” - Press Release dated September 8, 2003

Exhibt 2

Schedule “B” - Press Release dated September 8, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: September 8, 2003

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Lucky 1 Enterprises Inc. (the "Company")

P.O. Box 10147

#1460-701 West Georgia Street

Vancouver, BC  V7Y 1C6

2.  Date of Material Change:

September 8, 2003

3.  News Releases:

  News releases were disseminated via Vancouver Stockwatch and Market News Publishing.

4.

Summary of Material Changes:

LUCKY 1 ENTERPRISES INC. (the “Company”) announced a non-brokered Private Placement Financing with an individual for 300,000 common shares in the capital of the Company at the price of Canadian $1.00 per share, for total proceeds of Canadian $300,000.  A finder’s fee of 10% is payable to an arms length third party in respect to this non-brokered Private Placement Financing.  The proceeds of this Private Placement Financing will be used for general working capital purposes.

The Company announced that it has entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related Company, whereby the Company shall acquire, for investment purposes, 1,000,000 common shares in the capital of Las Vegas at the price of Canadian $0.10 per common share, for a total amount of Canadian $100,000.  The Company may in the future either increase or decrease its investment in Las Vegas. This transaction is subject to Las Vegas receiving the approval of the TSX Venture Exchange.

5.  Full Description of Material Change:

See attached Schedule “A” and Schedule “B”

6.  Senior Officer:

Bedo H. Kalpakian, the President of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-1519 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 8th day of September, 2003.

LUCKY 1 ENTERPRISES INC.

"Bedo H. Kalpakian"

_______________________

President

c.c.:    Quebec Securities Commission

Attention:  Continuous Disclosure

Alberta Securities Commission

Attention:  Continuous Disclosure

U.S. Securities & Exchange Commission

          Anfield Sujir Kennedy & Durno

          Attention:  Michael Kennedy

Exhibit 1

SCHEDULE “A”

NEWS RELEASE

Symbol: LKYOF.OTC Bulletin Board

September 8, 2003

LUCKY 1 ENTERPRISES INC. (the “Company”) is pleased to announce a non-brokered Private Placement Financing with an individual for 300,000 common shares in the capital of the Company at the price of Canadian $1.00 per share, for total proceeds of Canadian $300,000.  A finder’s fee of 10% is payable to an arms length third party in respect to this non-brokered Private Placement Financing.  The proceeds of this Private Placement Financing will be used for general working capital purposes.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519 or email: info@lucky1.net .

On behalf of the Board of

Lucky 1 Enterprises Inc.

“Bedo H. Kalpakian”

____________________________

Bedo H. Kalpakian, President

LUCKY 1 ENTERPRISES INC.

P.O. Box 10147

1460 – 701 West Georgia Street

Vancouver, BC, Canada   V7Y 1C6

Tel:   (604) 681-1519

Fax:   (604) 681-9428

Email: Info@lucky1.net  website: www.lucky1.net

Exhibit 2

SCHEDULE “B”

NEWS RELEASE

Symbol: LKYOF.OTC Bulletin Board

September 8, 2003

 The Company is pleased to announce that it has entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related Company, whereby the Company shall acquire, for investment purposes, 1,000,000 common shares in the capital of Las Vegas at the price of Canadian $0.10 per common share, for a total amount of Canadian $100,000.  The Company may in the future either increase or decrease its investment in Las Vegas. This transaction is subject to Las Vegas receiving the approval of the TSX Venture Exchange.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519 or email: info@lucky1.net .

On behalf of the Board of

Lucky 1 Enterprises Inc.

“Bedo H. Kalpakian”

____________________________

Bedo H. Kalpakian, President

LUCKY 1 ENTERPRISES INC.

P.O. Box 10147

1460 – 701 West Georgia Street

Vancouver, BC, Canada   V7Y 1C6

Tel:   (604) 681-1519

Fax:   (604) 681-9428

Email: Info@lucky1.net  website: www.lucky1.net